Exhibit 12 (a)

WESTAR ENERGY, INC.

Computations of Ratio of Earnings to Fixed Charges and

Computations of Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

(Dollars in Thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings from continuing operations (a)	$200,226	$182,139	$232,224	$221,715	$195,485

Fixed Charges:
Interest expense	162,217	126,986	116,973	102,703	111,735
Interest on corporate-owned life insurance borrowings	68,401	58,207	55,164	52,234	51,058
Interest applicable to rentals	22,353	23,227	22,713	21,959	23,324

Total Fixed Charges (b)	252,971	208,420	194,850	176,896	186,117

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	970	970	970	970	970
Income tax required	404	22	368	330	435

Total Preferred Dividend Requirements (c)	1,374	992	1,338	1,300	1,405

Total Fixed Charges and Preferred
Dividend Requirements	254,345	209,412	196,188	178,196	187,522

Earnings (d)	453,197	$390,559	$427,074	$398,611	$381,602

Ratio of Earnings to Fixed Charges	1.79	1.87	2.19	2.25	2.05

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	1.78	1.87	2.18	2.24	2.03

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b)	Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(c)	Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(d)	Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.